

March 7, 2013

Via E-mail
Vladimir Nedrygaylo
President
Drimex Inc.
311 S. Division Street
Carson City, NV 89703

> **Re: Drimex Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-186510**

Dear Mr. Nedrygaylo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

2. Your disclosure in the Use of Proceeds and Plan of Operation sections suggest that if you raise $25,000 in offering proceeds you will still be able to execute your business plan but may not have cash to use towards vehicle purchases at auctions. Despite this you refer throughout the prospectus to engaging in the business of "reselling" items from auctions. Please revise throughout to clarify this disclosure by addressing the following:

- Throughout the prospectus please clarify references to "reselling" vehicles to differentiate between items you will purchase for inventory and items you are helping customers obtain through the auction process. Please note that in referring to transactions where you do not own an item the word "sell" or "resell" may not be appropriate.
- With respect to obtaining auction items for customers, please revise your Description of Business section to further explain how you will do so. Explain whether at any point your own funds will be used or whether only customer funds will be used. Explain whether at any point you will own these items or title will be in your name.
- If you will need your own money to obtain items for customers through auctions then please revise your Use of Proceeds and Plan of Operation sections to explain how you will be able to execute your business plan if you only raise $25,000 in proceeds.

3. Please revise statements throughout that Mr. Nedrygaylo has verbally or informally "agreed" to loan you funds given that he has no legal obligation to loan you funds. If he has stated, as you indicate on page 16, that he "may be willing" to loan you money, please revise to so state.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. We note in your articles of incorporation that the address provided for Mr. Nedrygaylo is in the Russian Federation. To the extent that you will not have anyone located within the US to run your business, please explain how you will be able to execute your plan of operation. Please discuss, in particular, how you will manage your inventory and all other physical aspects of your business that will be located in the US.

6. We note that the offering may last for up to 18 months. Please confirm your understanding that you will be required to file a post-effective amendment to the registration statement to include any prospectus required by Section 10(a)(3) of the Securities Act, to disclose any fundamental change to the information in the prospectus and to disclose any material changes to the plan of distribution.

Registration Statement Cover Page

7. Please revise to disclose the name, address, including zip code, and telephone number, including area code, of your agent for service.

8. The Carson City address you disclose on the cover page as well as a number of places throughout the prospectus appears to be the address for The Corporation Trust Company. Please explain how this is also the address for your principal executive office. To the extent you have no executive offices at this point, please revise throughout to clarify.

Outside Cover Page of the Prospectus

9. Please revise the second paragraph to clearly disclose the amount of offering costs and the maximum net proceeds to you.

Prospectus Summary, page 3

10. With a view to revised disclosure please tell us why you refer to "Power Sport Inc" in the first paragraph.

11. We note that you had $5,068 cash on hand at December 31, 2012 and that your offering expenses are $9,000. Please revise to state your current burn rate resulting from offering expenses or any other expenses and the date you will run out of funds without the addition of capital.

12. Please revise to include a brief summary of your Plan of Operation including timeline and costs. In describing the timeline please explain, if true, that you will not begin to execute your plan of operation until the offering period is complete which may be a year or more.

Drimex Inc.

13. Please revise your third paragraph to more clearly describe your planned business. Briefly explain how you will be involved in auctions and that you may obtain inventory for later resale.

14. You state in the third paragraph that you started operations on November 29, 2010. Elsewhere, however, you state that you were incorporated on August 10, 2012. Please revise to eliminate the inconsistency.

15. You state here that you intend to sell "worldwide." Please revise to clarify that you only have a European shipping agreement in place.

16. Please revise the statement "we will make profit" in the fifth paragraph to clarify, if true, that you mean you may make revenue.

Risk Factors, page 5

17. Please provide a separate risk factor addressing how Blue Sky laws may make it difficult for purchasers to sell their shares.

18. To the extent you will be required to use your own funds to purchase vehicles at auction on behalf of your customers, please provide a risk factor addressing the risk of loss if your customers fail to pay the balance owed to you.

As an "Emerging Growth Company," page 7

19. Please revise the third bullet point to state that you will not be required to seek shareholder approval of golden parachute compensation.

Use of Proceeds, page 12

20. Please revise to separately identify the legal and professional fees you will incur in connection with the offering and those fees you will incur as a reporting company. In some instances in the prospectus, you state that the offering fees will be $9,000. Elsewhere, you state that the offering fees and the reporting company fees will be $9,000. Please reconcile this inconsistency.

Management's Discussion and Analysis, page 13

Plan of Operation, page 13

21. Please revise the statement "following the completion" in the fifth paragraph to state, if true, that you mean following the completion of the offering period which may last for a year or a year and a half if you extend it.

Start to Develop Company Website, page 14

22. We note your statement here that you will require a 20% deposit. We note a statement in the Description of Business section on page 18 that the minimum deposit will be $1000. Please revise in both places to explain consistently what deposit will be required.

23. Please revise to clarify what you mean by the statement "[o]ur service for s[h]ipping and delivery will be 10-20% of the invoice we have from shipping companies." If you are referring to a fee please revise to state.

Rent Warehouse or Office, page 14

24. You state that you may rent a small warehouse close to ports in New Jersey. You do not disclose, however, where you will have offices or from where you will operate your business. Please revise accordingly.

Projected Revenue, page 15

25. You state that you hope to make a 20-30% profit on your own inventory. Please disclose how much you will have to mark up the vehicles you purchase to make this level of profit, taking into account the associated expenses. Please also provide us with the basis for your belief that such a level of profitability is reasonable to expect.

Description of Business, page 18

26. Please refer to the statement in the first paragraph that "any vehicle purchased through our website must be exported out of USA and can not be resold in USA." With a view to revised disclosure please tell us why this is the case.

27. Please revise this section to use the future tense as this disclosure reflects your aspirations. We note for example "can be traced" in the second paragraph and "[c]ustomers can choose" in the fourth paragraph.

28. Please revise the third paragraph to further explain what you are saying regarding car shipping and car delivery. Are you referring to automobiles rather than power sport vehicles? Are you referring to shipments within the US?

29. In this regard please revise to explain how you will ship the vehicles within the US from the point of auction to US ports. If applicable, please also provide a risk factor stating whether you may bear the risk of loss during shipment of vehicles within the US from the point of auction to delivery to US port.

30. Please remove the statement regarding a "low flat fee" to instead state the fee.

Agreement with Anchor Freight Services, Inc., page 18

31. Please revise the first sentence to state the date when the "12 months" began.

Government Regulation, page 19

32. Please revise this section to describe all of the material regulations to which you will be subject. Please also include appropriate risk factor disclose regarding the effects of these regulations on your business, as applicable.

Directors, Executive Officers, Promoter and Control Persons, page 19

33. You state that Mr. Nedrygaylo will devote approximately 20 hours per week to your operations. Please identify the other business activities to which he will devote the remainder of his time.

Plan of Distribution, page 22

State Securities – Blue Sky Laws, page 23

34. We note the statement in the first paragraph that "the securities registered hereunder have not been registered for resale under the blue sky laws of any state" and a similar statement in the paragraph above. We also note the statement "the securities will be offered or sold in those [states] only if they have been registered…" in the fourth paragraph on page 23 and the first full paragraph on page 24. Please revise to clarify whether you intend to seek registration for resale under any blue sky laws.

Exhibits, page II-1

35. Please file a copy of the subscription agreement as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC